SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 7
                                    --------
                                 NAVISITE, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    63935M109
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                                 (CUSIP Number)

                                 Guy N. Molinari
                                Heller Ehrman LLP
                       7 Times Square, Times Square Tower
                                   40th Floor
                               New York, NY 10036
                                 (212) 832-8300
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 24, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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         CUSIP No. 63935M109
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         1        NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
                  Atlantic Investors, LLC
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ](b)[ ]
------------- -----------------------------------------------------------------
         3        SEC USE ONLY
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         4        SOURCE OF FUNDS*
                  OO
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         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)        [ ]
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         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
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         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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         7        SOLE VOTING POWER
                  16,356,479
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         8        SHARED VOTING POWER
                  0
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         9        SOLE DISPOSITIVE POWER
                  16,356,479
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         10       SHARED DISPOSITIVE POWER
                  0
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         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  16,356,479
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         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (see Instructions)             [ ]
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         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  52.8%
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         14       TYPE OF REPORTING PERSON (see Instructions)
                  OO
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INTRODUCTION:

This Amendment No. 7 to Schedule 13D (the "Amendment") is being filed by Atlantic Investors, LLC (the "Reporting Person") to disclose certain transactions in the securities of NaviSite, Inc. (the "Issuer"). This Amendment is being filed, among other items, to disclose the disposition of some of the shares of the Issuer's Common Stock held by the Reporting Person in connection with an underwritten public offering of the Issuer's common stock in which the Reporting Person participated and which closed on January 24, 2007 (the "Offering").

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of January 24, 2007, the Reporting Person in the aggregate beneficially owned 16,356,479 shares of the Issuer's Common Stock, representing approximately 52.8% of the outstanding Common Stock (based on 30,949,479 shares outstanding following the Offering as reported by the Issuer in the final prospectus for the Offering filed with the Securities and Exchange Commission (the "Commission") on January 19, 2007 pursuant to Rule 424 under the Securities Act of 1933, as amended.

     (c) As previously disclosed, the Reporting Person held a promissory note of the Issuer that on July 10, 2006 became convertible into Common Stock of the Issuer and was converted into 1,374,950 shares of the Issuer's Common Stock. On January 24, 2007, the Reporting Person sold 2,140,123 shares of the Issuer's Common Stock to underwriters for the Offering at a price of $4.21875 per share. The Reporting Person also granted to the underwriters for the Offering the right to purchase 1,260,651 shares of the Issuer's Common Stock to cover over-allotments, which right has not be exercised to date.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person, along with several other selling stockholders, severally and not jointly entered into an Underwriting Agreement as of January 19, 2007 (the "Underwriting Agreement") with CIBC World Markets Corp. and Thomas Weisel Partners LLC as underwriters and the Issuer, for the sale by the Reporting Person and the other selling stockholders of an aggregate of 8,654,349 shares of the Issuer's Common Stock. Closing of the Offering occurred on January 24, 2007. Pursuant to the Underwriting Agreement, the selling stockholders also granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of the final prospectus for the Offering, permits the underwriters to purchase a maximum of 1,298,151 additional shares from the selling stockholders to cover over-allotments, including 1,260,651 shares from the Reporting Person. In connection with the sale of Common Stock as reported hereby, the Reporting Person entered a lock-up agreement as contemplated by the underwriting agreement. The Underwriting Agreement has been filed as Exhibit 1 to this Amendment No. 7 to Schedule 13D.


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


ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Underwriting Agreement dated as of January 19, 2007, by and among the Issuer, the Reporting Person, Hewlett-Packard Financial Services Company, SPCP Group, L.L.C., SPCP Group III LLC, Waythere, Inc., CIBC World Markets Corp. and Thomas Weisel Partners LLC (Incorporated by reference from Exhibit 1.1 to Amendment No. 1 to the Issuer's Registration Statement on Form S-3 (Reg. No. 333-138986) filed with the Commission on January 4, 2007).



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


         SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 24, 2007

                            ATLANTIC INVESTORS, LLC
a Delaware Limited Liability Company

By: Madison Technology LLC, a Managing Member

         By:  /s/ Arthur Becker
         --------------------------------
         Name:    Arthur Becker
         Title:   Managing Member



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